Exhibit 99.1

monday.com Announces First Quarter 2023 Results

First quarter revenue of $162.3 million grew 50% year over year
Number of customers with more than $50k ARR grew 75% year over year
Achieved record quarterly revenue and free cash flow
Announced monday AI, with plans to incorporate AI into the monday.com platform

New York / Tel Aviv, May 15, 2023 -- monday.com (NASDAQ: MNDY), a work operating system (Work OS) where organizations of any size can create the tools and processes they need to manage every aspect of their work, today reported financial results for its first quarter ended March 31, 2023.

Management Commentary:

“The monday.com team is off to a strong start in 2023, with our results reflecting increasing customer demand for our Work OS platform and product suite, as well as our ongoing commitment to improving efficiency and profitability,” said monday.com founder and co-CEO, Roy Mann. “As we begin to roll out mondayDB and introduce transformative AI capabilities, we are highly confident in our ability to continue this momentum through the rest of 2023 and beyond.”

“We continued to expand and improve the platform in the quarter with a number of new features and functionalities to support a wider variety of use cases,” said monday.com founder and co-CEO, Eran Zinman. “These additions allow us to grow further upmarket, bringing our enterprise-level base to over 1,600 customers.”

“We are very pleased with our results in Q1, achieving quarterly records for our free cash flow and revenue,” said Eliran Glazer, monday.com CFO. “As a result, we are increasing our full-year guidance, and now expect to achieve non-GAAP operating profitability in FY’23, two years ahead of our prior expectations.”

First Quarter Fiscal 2023 Financial Highlights:

●	Revenue was $162.3 million, an increase of 50% year-over-year, or 51% on an FX-adjusted basis.

●	GAAP operating loss was $22.8 million compared to a loss of $67.5 million in the first quarter of 2022; GAAP operating margin was negative 14% compared to negative 62% in the first quarter of 2022.

●
Non-GAAP operating loss was $0.3 million compared to a loss of $43.8 million in the first quarter of 2022; non-GAAP operating margin was negative 0% compared to negative 40% in the first quarter of 2022.

●
GAAP net loss per basic and diluted share was $0.31 compared to GAAP net loss per basic and diluted share of $1.48 in the first quarter of 2022; non-GAAP net income per basic and diluted share was $0.15 and $0.14, respectively, compared to non-GAAP net loss per basic and diluted share of $0.96 in the first quarter of 2022.

●
Net cash provided by operating activities was $42.7 million, with $38.7 million of free cash flow, compared to net cash used in operating activities of $12.9 million and negative $16.2 million of free cash flow in the first quarter of 2022.

Recent Business Highlights:

●	Net dollar retention rate was over 115%.

●	Net dollar retention rate for customers with more than 10 users was over 125%.

●	Net dollar retention rate for customers with more than $50,000 in annual recurring revenue (“ARR”) was over 125%.

●	The number of paid customers with more than $50,000 in ARR was 1,683, up 75% from 960 as of March 31, 2022.

●	Announced the monday AI Assistant, with plans to open the platform for third party developers to build AI apps on the monday Work OS.

●	Launched the first phase of mondayDB, upgrading our underlying infrastructure.

●	Moved monday dev – our product tailored for development teams – out of beta.

●	Opened monday sales CRM and monday dev to existing customers.

Financial Outlook:

For the second quarter of the fiscal year 2023, monday.com currently expects:

●	Total revenue of $168 million to $170 million, representing year-over-year growth of 36% to 37%.

●	Non-GAAP operating income of $2 million to $4 million and operating margin of 1% to 2%.

For the full year 2023, monday.com currently expects:

●	Total revenue of $702 million to $706 million, representing year-over-year growth of 35% to 36%.

●	Non-GAAP operating income of $8 million to $12 million and operating margin of approximately 1%.

Non-GAAP Financial Measures:

This press release and the accompanying tables contain the following non-GAAP financial measures: revenue excluding FX impacts, non-GAAP gross profit, non-GAAP gross margin, non-GAAP sales and marketing expenses, non-GAAP research and development expenses, non-GAAP general and administrative expenses, non-GAAP operating loss, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net income (loss) per share and free cash flow. Certain of these non-GAAP financial measures exclude share-based compensation.

monday.com believes that these non-GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to monday.com’s financial condition and results of operations. monday.com management uses these non-GAAP measures to compare monday.com performance to that of prior periods, for trend analysis and for budgeting and planning purposes. monday.com believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing monday.com financial results to the results of other software companies, many of which present similar non-GAAP financial measures to investors. The non-GAAP financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly titled non-GAAP measures used by other companies.

Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in monday.com financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

Reconciliation tables of the most directly comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables at the end of this release. monday.com urges investors to review these reconciliation tables and not to rely on any single financial measure to evaluate the monday.com business. Management is not able to forecast GAAP net loss attributable to ordinary shareholders on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting share-based compensation expense, the amounts of which may be significant in future periods.

Definitions of Business Key Performance Indicators

Net Dollar Retention Rate

We calculate Net Dollar Retention Rate as of a period end by starting with the ARR from customers as of the 12 months prior to such period end (“Prior Period ARR”). We then calculate the ARR from these customers as of the current period end (“Current Period ARR”). The calculation of Current Period ARR includes any upsells, contraction and attrition. We then divide the total Current Period ARR by the total Prior Period ARR to arrive at the net dollar expansion rate. For the trailing 12-month calculation, we take a weighted average of this calculation of our quarterly Net Dollar Retention Rate for the four quarters ending with the most recent quarter.

Annual Recurring Revenue (“ARR”)

Is defined to mean, as of the measurement date, the annualized value of our customer subscriptions plan assuming that any contract that expires during the next 12 months is renewed on its existing terms.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our financial outlook and market positioning. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “outlook,” “guidance,” “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “plan,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond monday.com control. monday.com’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to our limited operating history, fluctuations in operating results, and the fact that we derive a majority of revenues from a single product; our history of net losses and risks related to our ability to achieve or maintain profitability and manage our growth or business plan effectively; foreign currency exchange rate fluctuations; real or perceived errors, failures, vulnerabilities or bugs or interruptions or performance problems in the technology or infrastructure underlying our platform; our ability to attract customers, grow our retention rates and expand usage within organizations; risks related to our subscription-based business model; our ability to offer high-quality customer support and consistent sales strategies; our ability to enhance our reputation, brand, and market awareness of our products; risks related to international operations; difficulties in integration of partnerships, acquisitions and alliances; risks associated with environmental and social responsibility; our ability to attract and retain highly skilled employees; our ability to raise additional capital or generate cash flows necessary to grow our business; our ability to generate new capabilities to compete in a market that is new and rapidly changing; uncertain global economic conditions; the ability of our Work OS to interoperate with a variety of software applications; our dependence on third parties for web engine searches, the maintenance of our infrastructure, the hosting of our platform, and mobile application distribution; risks related to security disruptions, unauthorized system access and evolving privacy laws and regulations; the novelty of our Digital Lift Initiative; changes in tax law and regulations; our ability to maintain, protect or enforce our intellectual property rights or risks related to claims that we infringe the intellectual property rights of others; risks related to our use of open-source software; risks related to our founder shares that provide certain veto rights; risks related to our status as a foreign private issuer located in Israel; our expectation not to pay dividends for the foreseeable future; risks related to legal and regulatory matters; and other factors described in “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 14, 2023. Further information on potential risks that could affect actual results will be included in the subsequent filings that monday.com makes with the Securities and Exchange Commission from time to time.

Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent monday.com’s views as of the date of this press release. monday.com anticipates that subsequent events and developments will cause its views to change. monday.com undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing monday.com’s views as of any date subsequent to the date of this press release.

Earnings Webcast:

monday.com will hold a public webcast at 8:30 a.m. ET today to discuss the results for its first quarter 2023 and financial outlook. The live call may also be accessed via telephone at +1 (646) 307-1963 or +1 (800) 715-9871 (toll-free). Please reference conference ID: 4856538.

Investor Presentation Details:

An investor presentation providing additional information can be found at http://ir.monday.com.

About monday.com:

The monday.com Work OS is a low code-no code platform that democratizes the power of software so organizations can easily build work management tools and software applications to fit their every need. The platform intuitively connects people to processes and systems, empowering teams to excel in every aspect of their work while creating an environment of transparency in business. monday.com has offices in Tel Aviv, New York, Miami, Chicago, Denver, London, Warsaw, Sydney, Melbourne, São Paulo, and Tokyo. The platform is fully customizable to suit any business vertical and is currently used by over 186,000 customers across over 200 industries in over 200 countries and territories.

Visit us on our LinkedIn, Twitter, Instagram, YouTube, TikTok and Facebook.

For more information about monday.com please visit our Press Room.

CONTACTS

Investor Relations:

Byron Stephen

byron@monday.com

Media Relations:

Leah Walters

leah@monday.com

MONDAY.COM LTD

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three months ended March 31,
	2023	2022
	(unaudited)

Revenue	$162,256	$108,497
Cost of revenue	17,014	14,609
Gross profit	145,242	93,888
Operating expenses:
Research and development	37,063	26,541
Sales and marketing	107,680	115,973
General and administrative	23,251	18,870
Total operating expenses	167,994	161,384
Operating loss	(22,752)	(67,496)
Financial income, net	9,883	1,993
Loss before income taxes	(12,869)	(65,503)
Income tax	(1,798)	(1,175)
Net loss	$(14,667)	$(66,678)

Net loss per share, basic and diluted	$(0.31)	$(1.48)
Weighted-average ordinary shares used in calculating net loss per ordinary share, basic and diluted	47,912,353	44,978,894

MONDAY.COM LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31,	December 31,
	2023	2022
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$935,565	$885,894
Accounts receivable, net	18,986	13,226
Prepaid expenses and other current assets	28,820	24,725
Total current assets	983,371	923,845
LONG TERM-ASSETS:
Property and equipment, net	36,766	34,416
Operating lease right-of-use assets	76,865	80,197
Other long-term assets	564	585
Total long-term assets	114,195	115,198
Total assets	$1,097,566	$1,039,043
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$11,179	$7,335
Accrued expenses and other current liabilities	85,017	73,706
Deferred revenue, current	229,064	198,099
Operating lease liabilities, current	19,625	19,083
Total current liabilities	344,885	298,223
LONG-TERM LIABILITIES
Operating lease liabilities, non-current	55,058	58,638
Deferred revenue, non-current	2,443	2,442
Total long-term liabilities	57,501	61,080
Total liabilities	402,386	359,303
SHAREHOLDERS' EQUITY:
Other comprehensive loss	(3,034)	(3,210)
Share capital and additional paid-in capital	1,295,408	1,265,477
Accumulated deficit	(597,194)	(582,527)
Total shareholders’ equity	695,180	679,740
Total liabilities and shareholders’ equity	$1,097,566	$1,039,043

MONDAY.COM LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three months ended
	March 31,
	2023	2022
	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(14,667)	$(66,678)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,972	1,127
Share-based compensation	22,459	23,666

Changes in operating assets and liabilities:
Accounts receivable, net	(5,760)	(1,385)
Prepaid expenses and other assets	(162)	4,700
Accounts payable	3,816	(6,176)
Accrued expenses and other liabilities, net	4,104	5,342
Deferred revenue	30,966	26,492
Net cash provided by (used in) operating activities	42,728	(12,912)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(3,561)	(2,354)
Capitalized software development costs	(485)	(926)
Net cash used in investing activities	(4,046)	(3,280)

MONDAY.COM LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

(U.S. dollars in thousands)

	Three months ended
	March 31,
	2023	2022
	(unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of share options and employee share purchase plan	5,086	1,351
Receipt (repayment) of tax advance relating to exercises of share options and RSUs, net	5,903	(22,384)
Capital lease payments	—	(11)
Net cash provided by (used in) financing activities	10,989	(21,044)

INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	49,671	(37,236)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH – Beginning of period	885,894	886,812
CASH, CASH EQUIVALENTS AND RESTRICTED CASH – End of period	$935,565	$849,576

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEET:
Cash and cash equivalents	$935,565	$849,576
Total cash, cash equivalents, and restricted cash	$935,565	$849,576

MONDAY.COM LTD

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S. dollars in thousands)

	Three months ended March 31,
	2023	2022
	(unaudited)
Reconciliation of gross profit and gross margin
GAAP gross profit	$145,242	$93,888
Share-based compensation	1,477	2,441
Non-GAAP gross profit	$146,719	$96,329
GAAP gross margin	90%	87%
Non-GAAP gross margin	90%	89%
Reconciliation of operating expenses
GAAP research and development	$37,063	$26,541
Share-based compensation	(8,544)	(7,388)
Non-GAAP research and development	$28,519	$19,153

GAAP sales and marketing	$107,680	$115,973
Share-based compensation	(5,028)	(7,378)
Non-GAAP sales and marketing	$102,652	$108,595

GAAP general and administrative	$23,251	$18,870
Share-based compensation	(7,410)	(6,459)
Non-GAAP general and administrative	$15,841	$12,411

Reconciliation of operating loss
GAAP operating loss	$(22,752)	$(67,496)
Share-based compensation	22,459	23,666
Non-GAAP operating loss	$(293)	$(43,830)
GAAP operating margin	(14)%	(62)%
Non-GAAP operating margin	(0)%	(40)%

MONDAY.COM LTD

Reconciliation of GAAP to Non-GAAP Financial Information (Cont.)

(U.S. dollars in thousands, except share and per share data)

	Three months ended March 31,

	2023	2022
	(unaudited)
Reconciliation of net income (loss)
GAAP net loss	$(14,667)	$(66,678)
Share-based compensation	22,459	23,666
Tax benefit related to share-based compensation (1)	(559)	(227)
Non-GAAP net income (loss)	$7,233	$(43,239)

GAAP net loss per share, basic and diluted	$(0.31)	$(1.48)
Non-GAAP net income (loss) per share, basic	$0.15	$(0.96)
Non-GAAP net income (loss) per share, diluted	$0.14	$(0.96)

Reconciliation of basic and diluted weighted average number of shares outstanding
Weighted average number of ordinary shares outstanding used in computing basic net income (loss) per share (GAAP)	47,912,353	44,978,894
Dilution from share options and RSUs(2)	2,926,057	—
Weighted average number of ordinary shares outstanding used in computing diluted net income (loss) per share (Non-GAAP)	50,838,410	44,978,894

(1)
The tax benefits generated from the exercise of the disqualifying disposition of incentive share options were excluded in calculating non-GAAP net income (loss) and non-GAAP net income (loss) per basic and diluted share. The Company believes that excluding these tax benefits enables investors to see the full effect that excluding share-based compensation expenses had on the operating results.

(2)	The effect of these dilutive shares was not included in the GAAP calculation of diluted net loss per share for the three months ended March 31, 2023 because the effect would have been anti-dilutive.

MONDAY.COM LTD

Reconciliation of GAAP to Non-GAAP Financial Information (Cont.)

(U.S. dollars in thousands)

The following table reconciles our quarterly reported year-over-year revenue growth rates to the non-GAAP measure of FX adjusted year-over-year revenue growth rates, which excludes the impact of changes in foreign currency exchange rates. The company believes FX adjusted growth rates provide a useful framework for assessing our business performance excluding the effects of foreign currency exchange rate fluctuations. The impact of foreign currency exchange rate fluctuations is determined by calculating the current year result using foreign exchange rates consistent with the prior year:

	Three months ended March 31,
	2023	2022
	(unaudited)
Revenue growth as reported	50%	84%
Impact of foreign currency	1%	1%
Revenue growth, FX adjusted	51%	85%

MONDAY.COM LTD

Reconciliation of net cash provided by (used in) operating activities to free cash flow

(U.S. dollars in thousands)

	Three months ended March 31,
	2023	2022
	(unaudited)

Net cash provided by (used in) operating activities	$42,728	$(12,912)
Purchase of property and equipment	(3,561)	(2,354)
Capitalized software development costs	(485)	(926)
Free cash flow	$38,682	$(16,192)
Free cash flow margin	24%	(15)%